September 27, 2001





                    FirstMark Communications Europe S.A.
                          Gunther-Wagner-Allee 13
                               30177 Hanover
                                  Germany









Mr. Barry Summer
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549


                  Re: FirstMark Communications Europe S.A.
           Registration Statement on Form S-1, File No. 333-43666


Dear Mr. Summer:

     I refer to your letter dated September 19, 2001.

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), FirstMark Communications Europe S.A. (the "Company") hereby requests that its Registration Statement on Form S-1, File No. 333-43666 and exhibits thereto (the "Registration Statement") be withdrawn.

     In light of current market conditions, the Company has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement and that all activity regarding the proposed public offering has been discontinued. Accordingly, the Company respectively requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use by the Company or pursuant to Rule 457(p) of Regulation C of the Securities Act.

     The Company further requests that an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto." In addition, the Company hereby advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

     In order for us to confirm the granting of such order, please fax a copy of such order to Brian Whaley of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company at +44 20 7972 9602. Should you have any questions concerning the foregoing, please contact Brian Whaley at +44 20 7972 9625.



                                    FirstMark Communications Europe S.A.




                                    By: /s/ Warren de Wied
                                       --------------------------------
                                       Warren de Wied
                                       General Counsel